Mail Stop 4561

November 14, 2008

Harmen Brenninkmeijer
Chief Executive Officer
1-3 Bury Street
Guildford
Surrey GU2 4AW
United Kingdom

> **Re: Octavian Global Technologies, Inc.**
> **Form 8-K, Item 4.01**
> **Filed November 10, 2008**
> **File No. 333-146705**

Dear Mr. Brenninkmeijer:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant